                                                                    NEWS RELEASE

TO BE RELEASED AUGUST 13, 2001 AT 7:30AM EDT

Contact:

ALLEN & CARON INC                                       A.C.L.N. LIMITED
Jane Creber (Investors);    Mike Mason (Investors)      Christian Payne
Len Hall (Media)            212-691-8087                310-551-0062
949-474-4300                michaelm@allencaron.com     christian@aclnltd.com
jane@allencaron.com
len@allencaron.com

YEAR OVER YEAR QUARTERLY REVENUE UP 98%,
NET INCOME UP 66%, EPS UP 63%: TWELFTH
CONSECUTIVE QUARTER OF RECORD EARNINGS

            A.C.L.N. LIMITED REPORTS RECORD SECOND QUARTER AND FIRST
                                SIX-MONTH RESULTS

LOS ANGELES, CA (AUGUST 13, 2001) - A.C.L.N. Limited (NYSE:ASW), a global leader in the distribution and logistics of new and pre-owned automobiles, announced today that results in its second quarter and first six months ended June 30, 2001 achieved record levels, with revenues increasing by 98% in the quarter while increasing by 107% for the first six months, when compared to the same periods last year. Net income for both periods rose year over year by 66% and 62%, respectively.

Revenue for the second quarter ended June 30, 2001 was $78.9 million, up from $39.8 million in the second quarter of last year. Net income for this year's second quarter rose to $17.8 million, or $1.26 per basic and $1.21 per diluted share, compared to net income of $10.7 million, or $0.78 per basic and $0.74 per diluted share for the prior year's second quarter, an increase of 61% in net income per basic share and 63% in net income per diluted share.

A.C.L.N. Limited President and Chief Executive Officer, Aldo Labiad commented, "While we have seen dramatic increases in the volumes of cars shipped, and an acceleration of demand, we are entering our seasonally strongest period and expect the rapidly growing upward trend to continue. The markets we serve are significantly underpenetrated. For instance, in Nigeria there is one car per thousand inhabitants, as compared to 55 cars per 100 inhabitants in Europe. The economies and infrastructures of the countries we serve are improving, and those dynamics in turn are driving demand."

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A.C.L.N. LIMITED REPORTS RECORD SECOND QUARTER
Page 2-2-2

For the six months ended June 30, 2001, revenues were $142.1 million versus $68.4 million, net income for the period was $31.5 million, or $2.22 per basic and $2.12 per diluted share, compared to net income of $19.5 million, or $1.41 per basic and $1.36 per diluted share for the second quarter of 2000, up 55% in net income per diluted share.

The Company shipped approximately 51,000 automobiles in the quarter ended June 30, 2001, a 95 percent increase from shipments in the second quarter of 2000.

According to ACLN Chief Financial Officer Christian Payne, the June 30, 2001 balance sheet showed cash and equivalents of $82.4 million, total assets of $195.8 million, a current ratio of 4.1, no long-term debt and shareholders' equity of $151.8 million. In addition, the company increased gross margins by 3.4% in its logistics business.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile logistics, serving four European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile logistics services between Europe and Africa, and (ii) a wholesale automobile distribution service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

For investor relations information, visit the A.C.L.N. pages in the "Client" section of the Allen & Caron Inc web site at www.allencaron.com


This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the Company's sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

                                 -TABLES FOLLOW-

A.C.L.N. LIMITED REPORTS RECORD SECOND QUARTER
Page 3-3-3

                  A.C.L.N. LIMITED CONSOLIDATED BALANCE SHEETS

                                                                   JUNE 30, 2001   DECEMBER 31, 2000
                                                                    (UNAUDITED)        (AUDITED)
                                                                   -------------   -----------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                       $ 82,410,824       $ 56,429,678
   Cash restricted as to withdrawal                                          --         11,291,751
   Accounts receivable                                               97,194,290         56,228,462
   Deferred expenses                                                  1,137,525            440,044
FIXED ASSETS:
   Advance for vessels' construction                                 10,000,000         10,000,000
   Sea vessels                                                        5,090,000          5,510,000
   Furniture and fittings                                                 4,380              4,467
Deposits                                                                  4,786              5,258
                                                                   ------------       ------------
                                                                   $195,841,805       $139,909,660
                                                                   ------------       ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accruals                                   $ 36,628,095       $ 14,716,937
   Amounts due to related parties                                        30,447             33,445
Income taxes payable                                                  7,351,856          5,107,144
                                                                   ------------       ------------
                                                                     44,010,398         19,857,526
                                                                   ------------       ------------
COMMITMENTS
SHAREHOLDERS' EQUITY:
   Ordinary shares, stated value of C(pound)0,01 each 14,161,837
     (2000: 14,124,309) shares issued and outstanding                   251,254            250,684
   Paid-in capital                                                   22,332,228         22,066,042
   Retained earnings                                                129,142,086         97,668,071
Accumulated other comprehensive income                                  105,839             67,337
                                                                   ------------       ------------
                           TOTAL SHAREHOLDERS' EQUITY               151,831,407        120,052,134
                                                                   ------------       ------------
                                                                   $195,841,805       $139,909,660
                                                                   ------------       ------------

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A.C.L.N. LIMITED REPORTS RECORD SECOND QUARTER
Page 4-4-4

               A.C.L.N. LIMITED CONDENSED STATEMENT OF OPERATIONS

                                                               THREE MONTH PERIOD                   SIX MONTH PERIOD
                                                                 ENDED JUNE 30,                      ENDED JUNE 30,
                                                          -----------------------------      ------------------------------
                                                                  (UNAUDITED)                          (UNAUDITED)
                                                             2001              2000              2001              2000
                                                          ------------     ------------      -------------     ------------
  Sales
  Sales of automobiles                                      42,482,500       19,800,000         75,624,500       40,200,000
  Shipping revenues                                         36,412,526       20,013,876         66,455,572       28,239,168
                                                          ------------     ------------      -------------     ------------
     Total revenues                                       $ 78,895,026     $ 39,813,876      $ 142,080,072     $ 68,439,168
                                                          ------------     ------------      -------------     ------------
  Cost of sales
  Cost of automobiles                                       28,868,800       13,680,000         52,443,000       27,680,000
  Cost of shipping revenues                                 28,479,241       14,073,200         52,192,244       18,494,022
                                                          ------------     ------------      -------------     ------------
     Total cost of sales                                    57,348,041       27,753,200        104,635,244       46,174,022
                                                          ------------     ------------      -------------     ------------
           Gross profit                                     21,546,985       12,060,676         37,444,828       22,265,146
  Selling general and administrative expenses                2,839,070        1,077,463          4,837,198        2,066,979
                                                          ------------     ------------      -------------     ------------
           Income from operations                           18,707,915       10,983,213         32,607,630       20,198,167
                                                          ------------     ------------      -------------     ------------
  Other income (expense)
     Interest income                                           745,000          298,125          1,243,000          298,125
     Commissions received                                            -                -              5,276                -
                                                          ------------     ------------      -------------     ------------
                                                               745,000          298,125          1,248,276          298,125
                                                          ------------     ------------      -------------     ------------
  Income before expense taxes                               19,452,915       11,281,338         33,855,906       20,496,292
  Income taxes                                               1,652,930          568,987          2,381,891        1,038,601
                                                          ------------     ------------      -------------     ------------
  Net income                                                17,799,985       10,712,351         31,474,015       19,457,691
                                                          ------------     ------------      -------------     ------------
  Other comprehensive income (loss), net of tax:
     Foreign currency translation adjustments                    2,769              528             38,502            4,530
                                                          ------------     ------------      -------------     ------------
  Comprehensive income                                    $ 17,802,754     $ 10,712,879       $ 31,512,517     $ 19,462,221
                                                          ------------     ------------      -------------     ------------
  Net income per share - basic                                  $ 1.26           $ 0.78             $ 2.22           $ 1.41
                                                          ------------     ------------      -------------     ------------
  Net income per share - diluted                                $ 1.21           $ 0.74             $ 2.12           $ 1.36
                                                          ------------     ------------      -------------     ------------
  Weighted average shares outstanding - basic               14,157,291       13,801,081         14,147,924       13,801,081
                                                          ------------     ------------      -------------     ------------
  Weighted average shares outstanding - diluted             14,751,181       14,392,331         14,800,007       14,350,830
                                                          ------------     ------------      -------------     ------------

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